SNIPP INTERACTIVE INC.

SNIPP TO SPEAK AT 2016 SHOPPER MARKETING SUMMIT IN NEW YORK

January 14, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that it will be speaking at the Shopper Marketing Summit 2016 hosted by the Path to Purchase Institute, to be held this March in New York. The session, proposed and submitted by Snipp, will center around how receipt-processing technology is being used to differentiate brands and create interesting engagement opportunities to reach consumers.

"We are proud that our presentation submission has been selected for a panel discussion at the Summit, and look forward to sharing our experience and insights with clients and peers, which include leading industry players,” said Snipp Chief Client Officer, David Hargreaves, who will be speaking at the event. “Receipt processing allows brands to easily tap into customers at the point of purchase without the need to set up any type of POS integration, and makes purchase-related promotions simpler and easier. Our proprietary receipt processing engine, SnippCheck, is central to many of our programs, and has allowed us to provide our clients with innovative, scalable solutions to their customer outreach and loyalty requirements.”

The Shopper Marketing Summit 2016 focuses on the topic, ‘Defining the Future of Consumer Marketing’ and takes place on March 15-17, 2016, at the Grand Hyatt Hotel in New York City. Snipp will be participating in the ‘Digital P2P’ Track slated for March 16th at 3:15 ET, in an interactive session entitled "Receipt Marketing De-Constructed: 4 Different Views on Reaching Shoppers with Receipt Programs". The session will be moderated by The Clorox Company and features speakers from leading loyalty and engagement marketing companies Session M, Ibotta and RetailMeNot, in addition to Snipp. The discussion will offer brands and agencies the opportunity to gain valuable insights and best practices on how to cost-effectively reach consumers at the right moments to drive conversion utilizing this technology, from leading case study examples.

For more information on the Shopper Marketing Summit, visit: http://www.shoppersummit.com/

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Switzerland, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.